Exhibit 99.1





Alcon®





Second Quarter 2007 Webcast
July 26, 2007

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on July 26, 2007, and Alcon does not undertake any obligation to update any of the forward-looking statements or forward-looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; losses from litigations; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self insured; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 19, 2007, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alcon.com.

Management Presentation by

Cary Rayment
Chairman, President & CEO

Doug MacHatton
Vice President,
Investor Relations & Strategic Corporate Communications

Business Overview

Cary Rayment
Chairman, President & CEO

Q2 2007 Financial Highlights

		Q2 07	Q2 06	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ 1,471.5	$ 1,310.8	12.3%
			Constant Currency**	10.0%
Net Earnings	**Reported**	$ 448.4	$ 465.6	(3.7%)
	Adjusted*	$ 448.4	$ 366.5	22.3%
Diluted EPS	**Reported**	1.48	1.50	
	Adjusted*	1.48	1.18	

* Non-GAAP measures – Adjustments are presented on the reconciliation slide at the end of this presentation and in the press release of Q2 results issued on July 25, 2007.

** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Q2 YTD 2007 Financial Highlights

		YTD 07	YTD 06	Growth
(dollars in millions, except per share amounts)				
Global Sales		$ 2,794.2	$ 2,467.9	13.2%
			Constant Currency**	10.9%
Net Earnings	**Reported**	$ 794.6	$ 761.3	4.4%
	Adjusted*	$ 815.4	$ 663.8	22.8%
Diluted EPS	**Reported**	2.62	2.45	
	Adjusted*	2.69	2.13	

* Non-GAAP measures – Adjustments are presented on the reconciliation slide at the end of this presentation and in the press release of Q2 results issued on July 25, 2007.

** Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years.

Q2 YTD 2007 Geographic Sales and Growth



Q2 YTD 2007 Sales by Geography

$423.9
+20.9%

Emerging
Markets
15.1%

$1,370.8
+8.2%

U.S.
49.1%

Developed
International
35.8%

$999.5
+17.5%

(dollars in millions)

Pharmaceutical Sales

	2007	2006	Reported Growth	Constant Currency
Q2	$ 633.8	$ 559.5	13.3%	11.1%
YTD	$ 1,188.3	$ 1,034.6	14.9%	12.8%

- **Growth in glaucoma franchise supported through core brand development and share gains with Travatan®Z™ and DuoTrav™**

- **Allergy segment benefits from global share gains, the U.S. introduction of Pataday™, the launch of Patanol® in Japan, and the timing of U.S. wholesaler purchases**

- **Continued share growth in the Otic segment with CiproDex®**

- **Strong core brand growth partially offset by a relatively weak U.S allergy season, Q2 inventory adjustments in the U.S., and a decline in generics business due to erosion in the market, Falcon's share, and price**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Alcon®

Key Brand Development
May 2007 YTD U.S. Rx Growth

	Brand Rx Growth %	Market Growth %
Travatan® + Travatan®Z™	24%	10%
Azopt®	14%	8%
Vigamox®	13%	8%
Nevanac®	25%	23%
Patanol® + Pataday™	4%	1%
TobraDex®	3%	4%
Ciprodex®	18%	2%

Source: WK Health

Surgical Sales

	2007	2006	Reported Growth	Constant Currency
Q2	$ 632.4	$ 567.4	11.5%	9.0%
YTD	$ 1,213.1	$ 1,092.6	11.0%	8.4%

- IOLs grew 13.7% due to global growth in AcrySof® IQ and 24.0% growth in premium lenses

- Continued growth in the cataract equipment installed base with the Infiniti® platform and Ozil® performance

- Double-digit growth in cataract and vitreoretinal disposables due to adoption of higher value technologies

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Global Growth in Cataract Products



Percent Growth in Cataract Products – June YTD

- Unit Growth
- Dollar Growth

Product	Unit Growth	Dollar Growth
AcrySof® IOLs	+9.7%	+13.2%
Viscoelastics	+6.9%	+10.5%
Equipment	+7.1%	+15.7%
Disposables	+7.9%	+18.2%

Consumer Sales

	2007	2006	Reported Growth	Constant Currency
Q2	$ 205.3	$ 183.9	11.6%	9.5%
YTD	$ 392.8	$ 340.7	15.3%	13.2%

- **CLC growth from share gains in U.S. following competitor recall**
  - **U.S. share up 6.0 points since the AMO recall, according to Nielsen**
- **Introduction of OPTI-FREE® RepleniSH® to international markets**
- **Systane® franchise led growth in Artificial Tears category, despite competitive launches**

Note: Constant currency sales growth is a non-GAAP measure presented to give investors a better comparison of operations between years

Alcon®   12

Contact Lens Care Share Gains



Alcon Share of Disinfectants in the U.S. by Week

Source: AC Nielson

Financial Review

Doug MacHatton
**Vice President, Investor Relations &
Strategic Corporate Communications**

Q2 2007 Reported Income Statement Detail

	Reported Q2 07	% of Sales	Reported Q2 06	% of Sales
Gross Profit	$ 1,118.2	76.0%	$ 985.5	75.2%
SG & A	431.5	29.3%	264.8	20.2%
R & D	139.9	9.5%	124.3	9.5%
Intangible Amortization	10.3	0.7%	20.6	1.6%
Operating Income	536.5	36.5%	575.8	43.9%
Other Income	15.9	1.0%	4.7	0.4%
Income Tax	104.0	7.0%	114.9	8.8%
Net Earnings	$ 448.4	30.5%	465.6	35.5%
Diluted EPS	$ 1.48		$ 1.50	

(dollars in millions, except per share amounts)

Alcon

15

Adjusted Q2 2007
Income Statement Detail

	Reported Q2 07	% of Sales	Adjusted Q2 06*	% of Sales
Gross Profit	$ 1,118.2	76.0%	$ 985.5	75.2%
SG & A	431.5	29.3%	385.8	29.5%
R & D	139.9	9.5%	124.3	9.5%
Intangible Amortization	10.3	0.7%	20.6	1.5%
Operating Income	536.5	36.5%	454.8	34.7%
Other Income	15.9	1.0%	4.7	0.4%
Income Tax	104.0	7.0%	93.0	7.1%
Net Earnings	$ 448.4	30.5%	$ 366.5	28.0%
Diluted EPS	$ 1.48		$ 1.18	

*Adjusted Q2 2006 excludes the impact of the reversal of provisions arising from the settlement of patent litigations. This column contains non-GAAP measures that are provided to help investors better compare results of operations from 2007 to 2006. See reconciliation.

(dollars in millions, except per share amounts)

Alcon

16

Q2 YTD 2007 Reported Income Statement Detail

	Reported Q2 YTD 07	% of Sales	Reported Q2 YTD 06	% of Sales
Gross Profit	$ 2,091.9	74.9%	$ 1,854.4	75.1%
SG & A	848.6	30.4%	651.5	26.4%
R & D	273.4	9.8%	243.6	9.8%
Intangible Amortization	30.3	1.1%	41.1	1.7%
Operating Income	939.6	33.6%	918.2	37.2%
Other Income	36.9	1.3%	16.4	0.6%
Income Tax	181.9	6.5%	173.3	7.0%
Net Earnings	$ 794.6	28.4%	761.3	30.8%
Diluted EPS	$ 2.62		$ 2.45	

(dollars in millions, except per share amounts)

Adjusted Q2 YTD 2007 Income Statement Detail

	Adjusted Q2 YTD 07*	% of Sales	Adjusted Q2 YTD 06**	% of Sales
Gross Profit	$ 2,115.9	75.7%	$ 1,854.4	75.1%
SG & A	848.6	30.4%	770.5	31.2%
R & D	273.4	9.8%	243.6	9.8%
Intangible Amortization	21.6	0.7%	41.1	1.7%
Operating Income	972.3	34.8%	799.2	32.4%
Other Income	36.9	1.3%	16.4	0.6%
Income Tax	193.8	6.9%	151.8	6.1%
Net Earnings	$ 815.4	29.2%	$ 663.8	26.9%
Diluted EPS	$ 2.69		$ 2.13	

*Adjusted Q2 YTD 2007 excludes the impact of charges related to the impairment of certain refractive assets.
**Adjusted Q2 YTD 2006 excludes the impact of the reversal of provisions arising from the settlement of patent litigations. This column contains non-GAAP measures that are provided to help investors better compare results of operations from 2007 to 2006. See reconciliation.

(dollars in millions, except per share amounts)

Alcon

Reported Tax Rate vs. "Base" Rate

	Q2 YTD 07	FY 2006	FY 2005
"Base" Effective Tax Rate*	19.0%	21.0%	25.1%
Total Net Impact of "Non-structural" Items	(0.4)%	(4.4)%	(2.5)%
Reported Effective Tax Rate	18.6%	16.6%	22.6%

* "Base" effective tax rate is a non-GAAP measure presented to give investors a better comparison of income taxes between years.

Net Dollars to Shareholders



(dollars in millions)

Share Repurchases
Dividends

	2003	2004	2005	2006	YTD 2007
Total	$141	$406	$694	$1,316	$1,357
Share Repurchases	$34	$236	$392	$899	$744
Dividends	$107	$169	$302	$417	$613
Dividend Payout Ratio*	23.0%	28.5%	34.6%	44.8%	45.5%

Remaining shares approved for repurchases: 2.5 million

* Dividend payout ratio represents dividends as a percentage of prior year's reported net earnings

2007 Full Year Financial Guidance

- **Sales range from $5,475 to $5,550 million**

- **Adjusted EPS* range from $5.20 to $5.30**

- **Excludes charges associated with:**
  - **The impairment of the company's refractive asset**
  - **Acquisition and integration of WaveLight AG**

- **Assumes currency exchange rates remain at current level**

* Non-GAAP measures – Adjustments are presented on the reconciliation slide at the end of this presentation and in the press release of Q2 results issued on July 25, 2007.

Alcon®





Alcon®





Q2 YTD 2007 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

		Reported		Non-GAAP Adjustment Impairment Charges		Non-GAAP Adjusted*
Sales	$	2,794.2	$	--	$	2,794.2
Cost of goods sold		702.3		(24.0)		678.3
Gross profit		2,091.9		24.0		2,115.9
Selling, general and administrative		848.6		--		848.6
Research and development		273.4		--		273.4
Amortization of intangibles		30.3		(8.7)		21.6
Operating income		939.6		32.7		972.3
Other income		36.9		--		36.9
Earnings before income taxes		976.5		32.7		1,009.2
Income taxes		181.9		11.9		193.8
Net earnings	$	794.6	$	20.8	$	815.4
Diluted EPS	$	2.62	$	0.07	$	2.69

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Q2 2006 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	Non-GAAP Adjustment Patent Lawsuits Settlement	Non-GAAP Adjusted*
Sales	$ 1,310.8	$ --	$ 1,310.8
Cost of goods sold	325.3	--	325.3
Gross profit	985.5	--	985.5
Selling, general and administrative	264.8	121.0	385.8
Research and development	124.3	--	124.3
Amortization of intangibles	20.6	--	20.6
Operating income	575.8	(121.0)	454.8
Other income	4.7	--	4.7
Earnings before income taxes	580.5	(121.0)	459.5
Income taxes	114.9	(21.9)	93.0
Net earnings	$ 465.6	$ (99.1)	$ 366.5
Diluted EPS	$ 1.50	$ (0.32)	$ 1.18

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Alcon®

Q2 YTD 2006 Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Reported	Non-GAAP Adjustment	Non-GAAP Adjusted*
		Patent Lawsuits Settlement	
Sales	$ 2,467.9	$ --	$ 2,467.9
Cost of goods sold	613.5	--	613.5
Gross profit	1,854.4	--	1,854.4
Selling, general and administrative	651.5	119.0	770.5
Research and development	243.6	--	243.6
Amortization of intangibles	41.1	--	41.1
Operating income	918.2	(119.0)	799.2
Other income	16.4	--	16.4
Earnings before income taxes	934.6	(119.0)	815.6
Income taxes	173.3	(21.5)	151.8
Net earnings	$ 761.3	$ (97.5)	$ 663.8
Diluted EPS	$ 2.45	$ (0.32)	$ 2.13

*The results as adjusted above are non-GAAP measures and are provided to help investors better compare results of operations from 2007 and 2006.

Alcon®

25

Earnings Guidance Non-GAAP Adjustments

(dollars in millions, except per share amounts)

	Projected*	Non-GAAP Adjustment	Non-GAAP Adjusted**
		Impairment Charges	
Diluted EPS Guidance – Low	$ 5.13	$ 0.07	$ 5.20
Diluted EPS Guidance - High	$ 5.23	$ 0.07	$ 5.30

*Projected guidance excludes charges associated with the acquisition of WaveLight AG and the integration of the two companies.

**The guidance range as adjusted above is a non-GAAP measure and is provided to help investors better compare results of operations from 2007 and 2006.